July 28, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Hanryu Holdings, Inc. (CIK: 0001911545) (the “Company”)
Registration Statement on Form S-1 (the “Registration Statement”) Reg. No. 333-269419

Ladies and Gentlemen:

Reference is made to that certain letter filed as correspondence by Aegis Capital Corp. (“Aegis”) with the U.S. Securities and Exchange Commission via EDGAR on July 26, 2023, in which Aegis joined the Company’s request for the acceleration of the effective date of the above-referenced Registration Statement for July 27, 2023 at 4:00 p.m. Eastern Time, or as soon thereafter as practicable, in accordance with Rule 461 under the Securities Act of 1933. The Company is withdrawing such request for acceleration of the effective date and Aegis joins in the request of the Company and hereby formally withdraws such request for acceleration of the effective date of the Registration Statement at such time. The Company and Aegis reserve the right to resubmit another request for acceleration of the Registration Statement at a future date.

By:	AEGIS CAPITAL CORP.

	By:	/s/ Robert J. Eide
Name: Robert J. Eide
Title: Chief Executive Officer